UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2019

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
(Insert date eg. 1 – 31 May 2019)

Information Public Announcements/Press	Required by/when The Stock Exchange, London

Announcement Total Voting Rights 01 May 2019	Announcement Transaction in Own Shares 01 May 2019
Announcement Director Declaration 02 May 2019	Announcement Transaction in Own Shares 02 May 2019
Announcement Transaction in Own Shares 03 May 2019	Announcement Transaction in Own Shares 07 May 2019
Announcement Transaction in Own Shares 08 May 2019	Announcement Director/PDMR Shareholding 09 May 2019
Announcement Transaction in Own Shares 09 May 2019	Announcement Director/PDMR Shareholding 10 May 2019
Announcement Director/PDMR Shareholding 10 May 2019	Announcement Transaction in Own Shares 10 May 2019
Announcement Transaction in Own Shares 13 May 2019	Announcement Transaction in Own Shares 14 May 2019
Announcement Transaction in Own Shares 15 May 2019	Announcement Transaction in Own Shares 16 May 2019
Announcement Transaction in Own Shares 17 May 2019	Announcement Transaction in Own Shares 20 May 2019
Announcement Transaction in Own Shares 21 May 2019	Announcement Update Ahead of Capital Markets Day 22 May 2019
Announcement Transaction in Own Shares 22 May 2019	Announcement Transaction in Own Shares 23 May 2019
Announcement Transaction in Own Shares 24 May 2019	Announcement Director/PDMR Shareholding 28 May 2019
Announcement Transaction in Own Shares 28 May 2019	Announcement Transaction in Own Shares 29 May 2019
Announcement Transaction in Own Shares 30 May 2019	Announcement Transaction in Own Shares 31 May 2019

Diageo PLC – Total Voting Rights
Dated 01 May 2019

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Total Voting Rights and Capital

In conformity with Paragraph 5.6.1R of the Disclosure Guidelines and Transparency Rules and Article 15 of the Transparency Directive, Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital as at 30 April 2019 consisted of 2,613,452,710 Ordinary Shares of 28 101/108 pence each ("Ordinary Shares"), with voting rights.  229,278,087 Ordinary Shares were held in Treasury, in respect of which, voting rights were not exercised.

Therefore, the total number of voting rights in the Company was 2,384,174,623 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidelines and Transparency Rules.

James Edmunds
Deputy Company Secretary

1 May 2019

Diageo PLC – Transaction in Own Shares
Dated 01 May 2019

Transaction in Own Shares
1st May 2019

Diageo plc ("Diageo") announces today that it has purchased 1,094,670 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 6th February 2019, as announced on 7th February 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
May 01, 2019	794,670	3,260.00	3,224.50	3,238.02	XLON
May 01, 2019	150,000	3,259.50	3,226.00	3,238.59	Chi-X
May 01, 2019	150,000	3,259.50	3,224.00	3,238.34	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/8157X_1-2019-5-1.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Director Declaration
Dated 02 May 2019

Diageo plc

LEI: 213800ZVIELEA55JMJ32

Director Declaration

Diageo plc announces in accordance with LR 9.6.14(R) that Susan Kilsby, a non-executive director, has been appointed as a non-executive director of Unilever PLC and Unilever N.V., with effect from 1 August 2019.

James Edmunds
Deputy Company Secretary

2 May 2019

Diageo PLC – Transaction in Own Shares
Dated 02 May 2019

Transaction in Own Shares
2nd May 2019

Diageo plc ("Diageo") announces today that it has purchased 591,224 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 6th February 2019, as announced on 7th February 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
May 02, 2019	591,224	3,218.00	3,195.00	3,208.10	XLON
May 02, 2019	-	-	-	-	Chi-X
May 02, 2019	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/9549X_1-2019-5-2.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 03 May 2019

Transaction in Own Shares
3rd May 2019

Diageo plc ("Diageo") announces today that it has purchased 700,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 6th February 2019, as announced on 7th February 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
May 03, 2019	700,000	3,228.00	3,183.00	3,211.47	XLON
May 03, 2019	-	-	-	-	Chi-X
May 03, 2019	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/1002Y_1-2019-5-3.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 07 May 2019

Transaction in Own Shares
7th May 2019

Diageo plc ("Diageo") announces today that it has purchased 500,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 6th February 2019, as announced on 7th February 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
May 07, 2019	500,000	3,234.50	3,190.50	3,217.33	XLON
May 07, 2019	-	-	-	-	Chi-X
May 07, 2019	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/2830Y_1-2019-5-7.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 08 May 2019

Transaction in Own Shares
8th May 2019

Diageo plc ("Diageo") announces today that it has purchased 600,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 6th February 2019, as announced on 7th February 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
May 08, 2019	600,000	3,235.00	3,190.50	3,218.04	XLON
May 08, 2019	-	-	-	-	Chi-X
May 08, 2019	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/4313Y_1-2019-5-8.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Director/PDMR Shareholding
Dated 09 May 2019

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

The Company has been notified of the following dealings by Samuel Fischer:

●
sale of ordinary shares on 8 May 2019; and
●
exercise of options under The Diageo plc Executive Share Option Plan on 9 May 2019.

The notifications below, which have been made in accordance with the requirement of the EU Market Abuse Regulation, provides further details.

James Edmunds
Deputy Company Secretary

9 May 2019

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Samuel Fischer
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Sale of Ordinary shares
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£32.00	4,000
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2019-05-08
f)	Place of transaction	London Stock Exchange (XLON)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Samuel Fischer
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Exercise of options over Ordinary shares under The Diageo plc Executive Share Option Plan 2. Sale of Ordinary Shares
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£9.52	4,140
		2.	£32.39	4,140
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2019-05-09
f)	Place of transaction	1. Outside a trading venue 2. London Stock Exchange (XLON)

Diageo PLC – Transaction in Own Shares
Dated 09 May 2019

Transaction in Own Shares
9th May 2019

Diageo plc ("Diageo") announces today that it has purchased 500,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 6th February 2019, as announced on 7th February 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
May 09, 2019	500,000	3,266.00	3,239.50	3,252.11	XLON
May 09, 2019	-	-	-	-	Chi-X
May 09, 2019	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/5849Y_1-2019-5-9.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Director/PDMR Shareholding
Dated 10 May 2019

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Javier Ferrán
2.	Reason for the notification
a)	Position / status	Chairman
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Share purchase under arrangement with the Company
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£32.58	254
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2019-05-10
f)	Place of transaction	London Stock Exchange (XLON)

Diageo PLC – Director/PDMR Shareholding
Dated 10 May 2019

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

On 10 May 2019, the following transactions took place in relation to the Diageo 2001 Share Incentive Plan:

1.   purchase of partnership shares using deductions from salary; and
2.   award of one matching share for every two partnership shares purchased.

The notifications below, which have been made in accordance with the requirement of the EU Market Abuse Regulation, provides further details.

James Edmunds
Deputy Company Secretary

10 May 2019

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Kathryn Mikells
2.	Reason for the notification
a)	Position / status	Chief Financial Officer
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Purchase of partnership shares and award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£32.47	5 partnership shares
		Nil	3 matching shares
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2019-05-10
f)	Place of transaction	London Stock Exchange (XLON)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	David Cutter
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Purchase of partnership shares and award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£32.47	4 partnership shares
		Nil	2 matching shares
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2019-05-10
f)	Place of transaction	London Stock Exchange (XLON)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Victoria Frame
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Purchase of partnership shares and award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£32.47	5 partnership shares
		Nil	2 matching shares
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2019-05-10
f)	Place of transaction	London Stock Exchange (XLON)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Daniel Mobley
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Purchase of partnership shares and award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£32.47	4 partnership shares
		Nil	2 matching shares
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2019-05-10
f)	Place of transaction	London Stock Exchange (XLON)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Siobhán Moriarty
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Purchase of partnership shares and award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£32.47	4 partnership shares
		Nil	2 matching shares
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2019-05-10
f)	Place of transaction	London Stock Exchange (XLON)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Mairéad Nayager
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Purchase of partnership shares and award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£32.47	5 partnership shares
		Nil	2 matching shares
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2019-05-10
f)	Place of transaction	London Stock Exchange (XLON)

Diageo PLC – Transaction in Own Shares
Dated 10 May 2019

Transaction in Own Shares
10th May 2019

Diageo plc ("Diageo") announces today that it has purchased 500,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 6th February 2019, as announced on 7th February 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
May 10, 2019	500,000	3,266.00	3,236.50	3,256.05	XLON
May 10, 2019	-	-	-	-	Chi-X
May 10, 2019	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/7336Y_1-2019-5-10.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 13 May 2019

Transaction in Own Shares
13th May 2019

Diageo plc ("Diageo") announces today that it has purchased 600,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 6th February 2019, as announced on 7th February 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
May 13, 2019	600,000	3,267.50	3,240.50	3,252.47	XLON
May 13, 2019	-	-	-	-	Chi-X
May 13, 2019	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/9563Y_1-2019-5-14.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 14 May 2019

Transaction in Own Shares
14th May 2019

Diageo plc ("Diageo") announces today that it has purchased 649,888 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 6th February 2019, as announced on 7th February 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
May 14, 2019	649,888	3,286.50	3,254.00	3,277.36	XLON
May 14, 2019	-	-	-	-	Chi-X
May 14, 2019	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/0261Z_1-2019-5-14.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 15 May 2019

Transaction in Own Shares
15th May 2019

Diageo plc ("Diageo") announces today that it has purchased 650,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 6th February 2019, as announced on 7th February 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
May 15, 2019	650,000	3,326.00	3,293.00	3,311.98	XLON
May 15, 2019	-	-	-	-	Chi-X
May 15, 2019	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/1700Z_1-2019-5-15.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 16 May 2019

Transaction in Own Shares
16th May 2019

Diageo plc ("Diageo") announces today that it has purchased 160,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 6th February 2019, as announced on 7th February 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
May 16, 2019	160,000	3,348.00	3,313.50	3,327.06	XLON
May 16, 2019	-	-	-	-	Chi-X
May 16, 2019	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.
 http://www.rns-pdf.londonstockexchange.com/rns/3300Z_1-2019-5-16.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 17 May 2019

Transaction in Own Shares
17th May 2019

Diageo plc ("Diageo") announces today that it has purchased 20,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 6th February 2019, as announced on 7th February 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
May 17, 2019	20,000	3,362.00	3,330.50	3,345.21	XLON
May 17, 2019	-	-	-	-	Chi-X
May 17, 2019	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/4741Z_1-2019-5-17.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 20 May 2019

Transaction in Own Shares
20th May 2019

Diageo plc ("Diageo") announces today that it has purchased 25,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 6th February 2019, as announced on 7th February 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
May 20, 2019	25,000	3,356.50	3,329.00	3,343.35	XLON
May 20, 2019	-	-	-	-	Chi-X
May 20, 2019	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/6179Z_1-2019-5-20.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 21 May 2019

Transaction in Own Shares
21st May 2019

Diageo plc ("Diageo") announces today that it has purchased 20,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 6th February 2019, as announced on 7th February 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
May 21, 2019	20,000	3,346.00	3,310.00	3,333.11	XLON
May 21, 2019	-	-	-	-	Chi-X
May 21, 2019	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/7666Z_1-2019-5-21.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Update Ahead of Capital Markets Day
Dated 22 May 2019

22 May 2019

CONSISTENT EXECUTION OF STRATEGY TO DRIVE SUSTAINABLE FUTURE GROWTH

Today, at an Investor Conference in New York, Diageo will outline the evolution of its strategy and how the company expects to deliver consistent, sustainable growth over the medium term.

Presentations will bring to life: how US Spirits can deliver sustainable performance supported by data-led insight; how the scotch strategy is focused on winning in international whisky; the progress being made to reshape the business in India; the beer strategy and the way in which the iconic Guinness brand is positioned to capture growth; and the evolution of the company's marketing model, which delivers creativity and executional excellence underpinned by increasingly robust consumer data and analytics.

Ivan Menezes, Chief Executive, will say:

"Diageo has delivered strong performance over the past two years with consistent mid-single digit organic top line growth; upweighted investment in our brands; as well as organic operating margin expansion and strong cash flows. During the same period we have generated attractive total shareholder returns and, from fiscal 17 to fiscal 19 H1, have returned £7bn to shareholders via dividends and share buy-backs.

As we approach the end of our financial year, we are reiterating our current guidance of delivering organic net sales growth towards the upper end of our mid-single digit range and 175bps organic operating margin improvement over the three years ending 30 June 2019.

We operate in an attractive industry supported by strong consumer fundamentals. Our strategy remains focussed on delivering sustainable, consistent growth. A culture of everyday efficiency has been embedded in the business and we are constantly challenging ourselves for more. Our ongoing focus on efficiency enables us to continue to increase investment in our brands. It will also support other growth initiatives and underpin organic operating margin improvement, creating a self-sustaining platform for growth.

As we look ahead to the end of fiscal 22, I expect Diageo to maintain organic net sales growth in the mid-single digit range and to grow organic operating profit ahead of net sales in the range of 5% to 7%."

For further information please contact:

Investor Relations

Andrew Ryan        +44 (0) 7803 854842

Harriet Radcliffe    +44 (0) 7590 810142

investor.relations@diageo.com

Media Relations

Jessica Rouleau   +44 (0) 7925 642561

Greg Dawson       +44 (0) 7568 131101

press@diageo.com

About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands across spirits and beer categories. These brands include Johnnie Walker, Crown Royal, JeB, Buchanan's and Windsor whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in more than 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO).

Celebrating life, every day, everywhere.

Diageo PLC – Transaction in Own Shares
Dated 22 May 2019

Transaction in Own Shares
22nd May 2019

Diageo plc ("Diageo") announces today that it has purchased 15,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 6th February 2019, as announced on 7th February 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
May 22, 2019	15,000	3,367.50	3,270.50	3,324.75	XLON
May 22, 2019	-	-	-	-	Chi-X
May 22, 2019	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/9122Z_1-2019-5-22.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 23 May 2019

Transaction in Own Shares
23rd May 2019

Diageo plc ("Diageo") announces today that it has purchased 15,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 6th February 2019, as announced on 7th February 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
May 23, 2019	15,000	3,336.00	3,299.50	3,319.81	XLON
May 23, 2019	-	-	-	-	Chi-X
May 23, 2019	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/0510A_1-2019-5-23.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 24 May 2019

Transaction in Own Shares
24th May 2019

Diageo plc ("Diageo") announces today that it has purchased 20,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 6th February 2019, as announced on 7th February 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
May 24, 2019	20,000	3,364.50	3,327.50	3,348.20	XLON
May 24, 2019	-	-	-	-	Chi-X
May 24, 2019	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/2041A_1-2019-5-24.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Director/PDMR Shareholding
Dated 28 May 2019

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

The Company has been notified of the following dealings:

●
On 23 May 2019, Anand Kripalu exercised options under the 2014 Diageo Long Term Incentive Plan; and

●
On 24 May 2019, John O'Keeffe exercised options under the Diageo plc 2009 Executive Long Term Incentive Plan and the 2014 Diageo Long Term Incentive Plan.

The notifications below, which have been made in accordance with the requirement of the EU Market Abuse Regulation, provides further details.

James Edmunds
Deputy Company Secretary

28 May 2019

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Anand Kripalu
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Exercise of options over Ordinary shares under the 2014 Diageo Long Term Incentive Plan. 2. Sale of Ordinary shares.
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£19.15	14,903
		2.	£33.21	14,753
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2019-05-23
f)	Place of transaction	1. Outside a trading venue 2. London Stock Exchange (XLON)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	John O'Keeffe
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Exercise of options over Ordinary shares under the Diageo plc 2009 Executive Long Term Incentive Plan. 2. Sale of Ordinary shares.
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£17.04	11,453
		2.	£33.47	11,453
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2019-05-24
f)	Place of transaction	1. Outside a trading venue 2. London Stock Exchange (XLON)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	John O'Keeffe
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Exercise of options over Ordinary shares under the Diageo plc 2009 Executive Long Term Incentive Plan. 2. Sale of Ordinary shares.
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£19.83	15,085
		2.	£33.45	14,421
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2019-05-24
f)	Place of transaction	1. Outside a trading venue 2. London Stock Exchange (XLON)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	John O'Keeffe
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Exercise of options over Ordinary shares under the 2014 Diageo Long Term Incentive Plan. 2. Sale of Ordinary shares.
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£17.88	15,033
		2.	£33.47	15,033
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2019-05-24
f)	Place of transaction	1. Outside a trading venue 2. London Stock Exchange (XLON)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	John O'Keeffe
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Exercise of options over Ordinary shares under the 2014 Diageo Long Term Incentive Plan. 2. Sale of Ordinary shares.
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£17.09	24,739
		2.	£33.47	24,739
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2019-05-24
f)	Place of transaction	1. Outside a trading venue 2. London Stock Exchange (XLON)

Diageo PLC – Transaction in Own Shares
Dated 28 May 2019

Transaction in Own Shares
28th May 2019

Diageo plc ("Diageo") announces today that it has purchased 250,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 6th February 2019, as announced on 7th February 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
May 28, 2019	250,000	3,370.00	3,338.00	3,357.51	XLON
May 28, 2019	-	-	-	-	Chi-X
May 28, 2019	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/3799A_1-2019-5-28.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 29 May 2019

Transaction in Own Shares
29th May 2019

Diageo plc ("Diageo") announces today that it has purchased 300,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 6th February 2019, as announced on 7th February 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
May 29, 2019	300,000	3,353.00	3,308.00	3,325.82	XLON
May 29, 2019	-	-	-	-	Chi-X
May 29, 2019	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/5266A_1-2019-5-29.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 30 May 2019

Transaction in Own Shares
30th May 2019

Diageo plc ("Diageo") announces today that it has purchased 650,493 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 6th February 2019, as announced on 7th February 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
May 30, 2019	650,493	3,358.50	3,298.00	3,344.76	XLON
May 30, 2019	-	-	-	-	Chi-X
May 30, 2019	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/6685A_1-2019-5-30.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 31 May 2019

Transaction in Own Shares
31st May 2019

Diageo plc ("Diageo") announces today that it has purchased 550,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from Citigroup Global Markets Limited as follows. Such purchase was effected pursuant to instructions issued by Diageo on 6th February 2019, as announced on 7th February 2019:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
May 31, 2019	550,000	3,349.00	3,312.50	3,326.36	XLON
May 31, 2019	-	-	-	-	Chi-X
May 31, 2019	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/8359A_1-2019-5-31.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 03 June 2019

By:___/s/*** James Edmunds ***

FILING SIGNATORY: James Edmunds
POSITION: Deputy Company Secretary